Filed Pursuant to Rule 433

Registration No. 333-254510

Motorola Solutions, Inc.

$850,000,000 2.750% Senior Notes due 2031

Final Term Sheet

May 10, 2021

Issuer:	Motorola Solutions, Inc.

Title of Security:	2.750% Senior Notes due 2031

Expected Ratings:*	Baa3/BBB-/BBB- (stable/stable/stable) (Moody’s / S&P / Fitch)

Trade Date:	May 10, 2021

Settlement Date:**	May 24, 2021 (T+10)

Aggregate Principal Amount:	$850,000,000

Maturity Date:	May 24, 2031

Coupon:	2.750%

Benchmark Treasury:	1.125% due February 15, 2031

Benchmark Treasury Price and Yield:	95-23; 1.600%

Spread to Benchmark Treasury:	T + 115 basis points

Yield to Maturity:	2.750%

Issue Price:	100.000% of principal amount

Interest Payment Dates:	Semi-annually in arrears on May 24 and November 24, commencing November 24, 2021

Optional Redemption:

At any time prior to February 24, 2031 (three months prior to the stated maturity of the notes), at the greater of a price of 100% or at a discount rate of Treasury plus 20 basis points

On or after February 24, 2031 (three months prior to the stated maturity of the notes), at a price of 100%

CUSIP:	620076 BU2

ISIN:	US620076BU23

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

BTIG LLC

Loop Capital Markets LLC

Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the notes will be made on or about May 24, 2021 which will be on or about the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in addition to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or emailing at dg.prospectus_requests@bofa.com or by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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